UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated July 18, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming to nominate industry leader Dr. Richard Peters as new Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: July 18, 2023

Pharming to nominate industry leader Dr. Richard Peters as new Chairman of the Board

Leiden, The Netherlands, July 18, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) announces today that the Board of Directors has nominated Dr. Richard Peters to become Pharming’s new Chairman.

Pharming nominates Dr. Peters for the appointment as Non-Executive Director for a term of four years at an upcoming Extraordinary General Meeting of Shareholders (EGM). Information regarding the EGM, including the notice to convene, will be shared in a separate press release.

Until the appointment as Non-Executive Director by the EGM, Dr. Peters will join the Board of Directors as an Observer.

Paul Sekhri, Chairman of the Board, commented:
“After an extensive search, the Board is pleased to nominate Dr. Richard Peters as the new Chairman of the Board of Directors. Dr. Peters is a highly respected and proven industry leader, who brings extensive medical and commercial acumen for difficult-to-treat and rare diseases, from development stage to large global biopharmaceutical companies. I am delighted that Dr. Peters will become my successor following his appointment by the general meeting.”

Richard Peters commented:
“I am honored to have been nominated to become the new Chairman of the Board of Directors of Pharming, as successor to Mr. Paul Sekhri. I look forward to working together with the members of the Board of Directors and the Executive Committee in helping propel Pharming to achieve its long-term strategic objectives, guided by Pharming’s clear vision and mission to become the rare disease company of choice to serve the unserved rare disease patient.”

Dr. Richard Peters (60 years of age, Belgian national, US citizen) has over 30 years of experience in the healthcare industry and academia. He currently serves as Non-Executive Director for Kineta (NASDAQ:KA) and Aprea Therapeutics (NASDAQ:APRE), and is the founder and Executive Chairman of TellBio (private company). He is also a corporate advisor to Aura Biosciences.

Prior to these roles, Dr. Peters served as the Global Head for the Rare Diseases business at Sanofi Genzyme, and CEO of two Nasdaq-listed biotechnology companies: Yumanity Therapeutics and Merrimack Pharmaceuticals. Earlier in his career, Dr. Peters held medical leadership positions at Amgen, Onyx Pharmaceuticals, Genzyme, and Sanofi, and is a founder of X4 Therapeutics (NASDAQ:XFOR) and PIC Therapeutics (private). He has also served on the faculty at the Massachusetts General Hospital, served as editor for the journals SCIENCE and JAMA, and has published over 100 editorial and research articles.

He completed Internal Medicine training at the Massachusetts General Hospital and a Howard Hughes post-doctoral fellowship at Harvard Medical School; both in Boston, MA. Dr. Peters holds an M.D. Degree and a PhD. in Pharmacology from the Medical University of South Carolina, Charleston, South Carolina, and began his medical studies at the Universite Catholique de Louvain in Belgium prior to immigrating to the US.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2022 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl